Exhibit 99.(h)(10)

Amendment

Appendix A

Amended and Restated Transfer Agency and Service Agreement

Dated September 15, 2000

As of January 1, 2007

Series Offered Under Financial Investor Trust:

U.S. Treasury Money Market Fund

American Freedom U.S. Government Money Market Fund

Prime Money Market Fund

Financial Investors Trust		ALPS Fund Services, Inc.

By:	/s/ Erin E. Douglas	By:	/s/ Jeremy O. May
Name:	Erin E. Douglas	Name:	Jeremy O. May
Title:	Secretary	Title:	Managing Director